

December 1, 2014

<u>Via E-Mail</u>
Mr. Noah Breslow
Chief Executive Officer
On Deck Capital, Inc.
140 Broadway, 25th Floor
New York, New York 10018

Re: On Deck Capital, Inc.
Registration Statement on Form S-1
Filed November 21, 2014
File No. 333-200043

Dear Mr. Breslow:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

<u>Understanding an OnDeck Term Loan and Line of Credit, page 51</u>

1. Please revise the examples provided to reflect the disclosure on page 96 that the average commissions paid were 7.5%. In addition, we note from page 47 that most of your loans have been made by Funding Advisors. In this regard, please reconcile that the direct originations costs presented in the examples are 3.5% and 1%. Your response indicated commissions are included under Direct Origination Costs.

Business, page 87

2. We note the following from your website:
   - "Time in Business: 1+ years in business;"
   - "Personal Credit: 500+ Score;" and
   - "Annual Revenue: $100,000+ in the past 12 months."

   Please revise the section, "Our Platform and the Underwriting Process" to disclose. In addition, revise the sections "Strategic Partners" and "Financial Advisor Program" to disclose any differences in underwriting using those platforms.

3. You state on your website that you use the personal credit score of the business owner in making a decision to loan to a small business and do not take business owners assets into account. Please revise "Credit Assessment" on page 100 to so state or advise.

   We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

   Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

   - should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

   - the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

   - the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

   Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Michael Volley at (202) 551-3437 or Amit Pande, Accounting Branch Chief, at (202) 551-3423 if you have questions regarding comments on the financial statements and related matters. Please contact Jonathan E. Gottlieb at (202) 551-3416 or me at (202) 551-3434 with any other questions.

Sincerely,

/s/ Michael R. Clampitt

Michael R. Clampitt
Senior Attorney